UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Issuer)

Class M Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Gordon Repp

Jones Lang LaSalle Incorporated

200 East Randolph Drive

Chicago, IL 60601

(312) 782-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		SCHEDULE 13D

1	Name of Reporting Persons Jones Lang LaSalle Incorporated

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,147,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,147,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,147,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14	Type of Reporting Person (See Instructions) HC

(1)  Based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016.

CUSIP No.		SCHEDULE 13D

1	Name of Reporting Persons LIC II Solstice Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,125,389

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,125,389

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,125,389

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016.

CUSIP No.		SCHEDULE 13D

1	Name of Reporting Persons Jones Lang LaSalle Co-Investment, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,611

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,611

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,611

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.02%(1)

14	Type of Reporting Person (See Instructions) CO

(1)  Based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016.

CUSIP No.		SCHEDULE 13D

1	Name of Reporting Persons LaSalle Investment Company IIB Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,125,389

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,125,389

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,125,389

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%(1)

14	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016.

CUSIP No.		SCHEDULE 13D

1	Name of Reporting Persons LIC II (General Partner) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,125,389

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,125,389

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,125,389

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%(1)

14	Type of Reporting Person (See Instructions) CO

(1)  Based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Jones Lang LaSalle Incorporated (“JLL”), LIC II Solstice Holdings, LLC (“LIC II Solstice”), LaSalle US Holdings Inc. (“LUSHI”), Jones Lang LaSalle Co-Investment, Inc. (“JLL Co-Investment”), LaSalle Investment Management (“LIM”), LaSalle Investment Company IIB Limited Partnership (“LIC Partnership”) and LIC II (General Partner) Limited (“LIC II Limited” and, collectively with LIC II Solstice, LUSHI, JLL Co-Investment, LIM and LIC Partnership, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 8, 2012 (the “Schedule 13D”), as subsequently amended thereafter, with respect to the Common Stock of Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”). The purpose of this Amendment is to report (i) the sale by JLL Co-Investment of 579,169 shares of the Issuer’s Common Stock and (ii) changes in the percentages of the Issuer’s outstanding Common Stock beneficially owned by the Reporting Persons as a result of changes in the number of outstanding shares of the Issuer’s Common Stock.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The calculations in this Item are based upon an aggregate of 91,003,408 shares of common stock of the Issuer issued and outstanding as of March 31, 2016. As of the date hereof, the Reporting Persons collectively own 5,147,000 shares of Common Stock. Such shares constitute 5.7% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

From the date of the original filing of the Schedule 13D by the Reporting Persons through the date of this Amendment, the Issuer has issued a net aggregate of 64,552,344 additional shares of its Common Stock to purchasers other than the Reporting Persons through the Issuer’s ongoing public offering of its Common Stock. As a result, the percentage of the Common Stock beneficially owned by each of the Reporting Persons proportionally decreased over such period (subject to the additional decrease in shares held by LUSHI as a result of its sale of shares of Common Stock to JLL Co-Investment on May 19, 2015, and the resulting equal increase in the number of shares of Common Stock held by JLL Co-Investment, and the subsequent sale by JLL Co-Investment of shares of Common Stock in the Issuer). Other than the sale by LUSHI of its shares of Common Stock on May 29, 2015 and by JLL Co-Investment of 579,169 shares of Common Stock on March 29, 2016, none of the Reporting Persons has disposed of or acquired any shares of Common Stock of the Issuer at any time since their acquisition date.

(b)         Number of shares as to which such person has:

(b)         Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.

(ii)          Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)       Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)      Shared power to dispose or to direct the disposition of

See item 10 on Cover Pages to this Schedule 13D.

(c)          Except as described in this Schedule 13D, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of Common Stock during the preceding 60 days.

(ci)       Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(cii)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2016

JONES LANG LASALLE INCORPORATED

By:	/s/ Bryan Duncan
Name:	Bryan Duncan
Title:	Treasurer

JONES LANG LASALLE CO-INVESTMENT, INC.

By:	/s/ Bryan Duncan
Name:	Bryan Duncan
Title:	Director

LIC II (General Partner) LIMITED

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LASALLE INVESTMENT COMPANY IIB LIMITED PARTNERSHIP

By:	LIC II (GENERAL PARTNER) LIMITED, its general partner

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LIC II SOLSTICE HOLDINGS, LLC

By:	/s/ Julie Manning
Name:	Julie Manning
Title:	President

SCHEDULE I

Information with Respect to Executive

Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended and restated as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal address of any corporation or other organization in which such employment is conducted. For any information required to be provided in Schedule 13D with respect to officers and directors of Jones Lang LaSalle Incorporated (“JLL”) and to the extent not otherwise disclosed herein, please refer to the JLL 2015 Annual Report and the JLL Proxy Statement dated April 15, 2016. All officers listed below who are associated with the Reporting Persons of JLL, Jones Lang LaSalle Americas, Inc., Jones Lang LaSalle Co-Investment, Inc. and LIC II Solstice Holdings, LLC are located at 200 E. Randolph Drive, Chicago, Illinois 60601. All persons listed below associated with the Reporting Person of LIC II (General Partner) Limited are located at One Curzon Street, London United Kingdom W1J 5HD. All directors of JLL who are otherwise listed as being a former executive have a business address of 200 E. Randolph Drive, Chicago, Illinois 60601. Officers and directors associated with Jones Lang LaSalle Americas, Inc. are located at 200 E. Randolph Drive, Chicago, Illinois 60601. Officers and directors associated with LaSalle Investment Management, Inc. are located at 333 W. Wacker Drive, Chicago, Illinois 60606. In addition, the Reporting Person LaSalle Investment Company IIB Limited Partnership does not have any officers or directors.

Jones Lang LaSalle Incorporated:
Directors:
Sheila A. Penrose Citizenship: United Kingdom	Chairman of the Jones Lang LaSalle Incorporated Board and Former President, Corporate and Institutional Services, Northern Trust Corporation

Colin Dyer Citizenship: United Kingdom and United States	Chief Executive Officer and President, Jones Lang LaSalle Incorporated 200 E. Randolph Drive, Chicago, Illinois 60601

Hugo Bagué Citizenship: Belgium	Group Executive, Rio Tinto Organisational Resources 2 Eastbourne Terrace London W2 6LG United Kingdom

Samuel A. Di Piazza, Jr. Citizenship: United States	Former Global Chief Executive Officer, Pricewaterhouse Coopers International Ltd.

Dame DeAnne Julius Citizenship: United States	Former Chairman, Royal Institute of International Affairs Chatham House 10 St. James’s Square London SW1Y 4LE United Kingdom

Ming Lu Citizenship: People’s Republic of China	Partner, KKR & Co., L.P. Level 56, Cheung Kong Center 2 Queen’s Road Central Hong Kong

Martin H. Nesbitt Citizenship: United States	Co-Chief Executive Officer of The Vistria Group, LLC 300 East Randolph Street Chicago, Illinois 60601

Ann Marie Petach Citizenship: United States	Former Chief Financial Officer, BlackRock, Inc.

Shailesh Rao Citizenship: United States	Twitter SG c/o REGUS 3 Church Street 8F Samsung Hub Singapore 049483

David B. Rickard Citizenship: United States	Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, CVS Caremark Corporation

Roger T. Staubach Citizenship: United States	Executive Chairman of Jones Lang LaSalle Americas, Inc.

Officers:
Colin Dyer	See above
Christie B. Kelly	Chief Financial Officer

Charles J. Doyle Citizenship: United Kingdom	Chief Marketing and Communications Officer

Louis F. Bowers Citizenship: United States	Global Controller

Allan Frazier Citizenship: United States	Global Head of Data and Information Management and Chief Data Officer

James S. Jasionowski Citizenship: United States	Chief Tax Officer

David A. Johnson Citizenship: United States	Global Chief Information Officer

Patricia Maxson Citizenship: United States	Chief Human Resources Officer

Mark J. Ohringer Citizenship: United States	Global General Counsel and Corporate Secretary

Bryan Duncan Citizenship: United States	Global Treasurer

Grace T. Chang Citizenship: United States	Managing Director, Corporate Finance and Investor Relations

Parikshat Suri Citizenship: India	Director of Global Internal Audit

Jones Lang LaSalle Co-Investment, Inc.:
Directors:
Jeff Jacobson Citizenship: United States	Global Chief Executive Officer, LaSalle Investment Management, Inc.

James S. Jasionowski	See above
Christie B. Kelly	See above

Bryan Duncan	See above

Officers:
Jeff Jacobson (President)	See above

LIC II (General Partner) Limited:
Directors:
James Lyon Citizenship: United Kingdom	Chief Operating Officer — Europe, LaSalle Investment Management, Inc.

Jeff Jacobson	See above

Sunil Patel Citizenship: United Kingdom	Managing Director, LaSalle Investment Management, Inc.

Alan Trip Citizenship: United Kingdom	Managing Director, LaSalle Investment Management, Inc.

Officers:
Michael Coulton Citizenship: United Kingdom	Regional Director at LaSalle Investment Management, Inc.

LIC II Solstice Holdings, LLC:
Officers:
Julie Manning (President) Citizenship: United States	Portfolio Manager and Managing Director, LaSalle Investment Management, Inc.